Altisource Portfolio Solutions S.A.
40, avenue Monterey L-2163 Luxembourg
www.altisource.com

December 15, 2017

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Altisource Portfolio Solutions S.A.
Form 10-K for Fiscal Year Ended December 31, 2016 Filed February 16, 2017
Form 10-Q for Quarterly Period Ended September 30, 2017 Filed October 26, 2017
File No. 001-34354

Dear Mr. Spirgel:

Set forth below are the responses of Altisource Portfolio Solutions S.A. (the “Company”) to the comments contained in the comment letter of the Staff of the Securities and Exchange Commission, dated December 4, 2017, with respect to the above referenced filings.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Form 10-Q for Quarterly Period Ended September 30, 2017
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations
Revenue, page 35

1.
We note your disclosure that the reason for the decline in your service revenues was primarily due to declines in your customer relationship management revenue (partly as a result of the transition of services from one customer to another) and “the normal runoff of Ocwen’s portfolio in the Mortgage Market.” Provide greater

Mr. Larry Spirgel
December 15, 2017

detail as to the significance of Ocwen’s portfolio to your financial results, clarify what you mean by “normal” runoff, and describe the decline referenced above with respect to any impact on your operating results given that the Mortgage Market is your largest segment and Ocwen is your most significant customer within that segment.

Response:

With respect to the significance of Ocwen’s portfolio to our financial results, we respectfully submit that disclosures provided throughout our Form 10-Q provide information as to the portfolio’s significance, which we believe adequately informs investors of the importance of the Ocwen relationship to our financial results. The following are excerpts from our filing for your reference:

Note 2 to the Financial Statements, Customer Concentration, describes the significance of Ocwen and its portfolio to our financial results. The following are excerpts from Note 2 (page 11):

“Ocwen Financial Corporation (“Ocwen”) is our largest customer. Ocwen purchases certain mortgage services and technology services from us under the terms of master services agreements and amendments thereto (collectively, the “Ocwen Service Agreements”) with terms extending through August 2025…

…

Revenue from Ocwen primarily consists of revenue earned directly from Ocwen and revenue earned from the loans serviced by Ocwen when Ocwen designates us as the service provider. Revenue from Ocwen as a percentage of segment and consolidated revenue was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Mortgage Market	68%	65%	68%	65%
Real Estate Market	1%	--%	1%	--%
Other Businesses, Corporate and Eliminations	7%	25%	11%	24%
Consolidated revenue	58%	56%	58%	56%

For the nine months ended September 30, 2017 and 2016, we generated revenue from Ocwen of $422.1 million and $422.2 million, respectively ($136.4 million and $141.6 million for the third quarter of 2017 and 2016, respectively). Services provided to Ocwen during such periods and reported in the Mortgage Market segment included real estate asset management and sales, residential property valuation, trustee management services, property preservation and inspection services, insurance services, mortgage charge-off collections and certain software applications. Services provided to Ocwen and reported in the Real Estate Market segment included rental property management. Services provided to Ocwen and reported as Other Businesses, Corporate and Eliminations included information technology (“IT”) infrastructure management…

…

Mr. Larry Spirgel
December 15, 2017

We earn additional revenue related to the portfolios serviced by Ocwen when a party other than Ocwen or NRZ selects Altisource as the service provider. For the nine months ended September 30, 2017 and 2016, we recognized revenue of $118.0 million and $146.0 million, respectively ($35.1 million and $48.0 million for the third quarter of 2017 and 2016, respectively), related to the portfolios serviced by Ocwen when a party other than Ocwen or NRZ selected Altisource as the service provider. These amounts are not included in deriving revenue from Ocwen as a percentage of revenue in the table above…”

Note 20 to the Financial Statements (page 22) describes the potential impact that the loss of Ocwen’s business could have on our revenue and results of operations, as follows:

Ocwen Related Matters

“As discussed in Note 2, Ocwen is our largest customer…

…

Ocwen has disclosed that it is subject to a number of ongoing federal and state regulatory examinations, consent orders, inquiries, requests for information and other actions and is subject to pending legal proceedings that have or could result in adverse regulatory or other actions against Ocwen…

…

If any of the following events occurred, Altisource’s revenue would be significantly lower and our results of operations could be materially adversely affected, including from the possible impairment or write-off of goodwill, intangible assets, property and equipment, other assets and accounts receivable:

•	Altisource loses Ocwen as a customer or there is a significant reduction in the volume of services they purchase from us

•	Ocwen loses, sells or transfers a significant portion or all of its non-GSE servicing rights or subservicing arrangements and Altisource fails to be retained as a service provider

•	Ocwen loses state servicing licenses in states with a significant number of loans in Ocwen’s servicing portfolio

•	Altisource fails to be retained as a service provider

•	The contractual relationship between Ocwen and Altisource changes significantly or there are significant changes to our pricing to Ocwen for services from which we generate material revenue”

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“Management’s Discussion and Analysis”), Overview, Strategy and Growth Businesses (page 30), further describes our Servicer Solutions business as follows:

“Through this business, we provide a suite of services and technologies to meet the evolving and growing needs of loan servicers. We are focused on growing referrals from our existing customer base, expanding the service and proprietary technology offerings to our customer base, and attracting new customers to our offerings. We have a customer base that includes Ocwen, a government-sponsored enterprise (“GSE”), NRZ, several top ten bank servicers and non-bank servicers and asset managers. Even as loan

Mr. Larry Spirgel
December 15, 2017

delinquencies return to historical norms, we believe there is a very large addressable market for our offerings. We believe we are one of only a few providers with a broad suite of servicer solutions, nationwide coverage and demonstrated scalability. Further, we believe we are well positioned to gain market share as existing customers and prospects consolidate to larger, full-service providers and outsource services that have historically been performed in-house.”

Management’s Discussion and Analysis, Overview, Ocwen Related Matters (page 31), also describes the significance of Ocwen to Altisource as follows:

“Revenue from Ocwen represented 58% of our revenue for the nine months ended September 30, 2017 (58% of our revenue for the third quarter of 2017). Additionally, 16% of our revenue for the nine months ended September 30, 2017 (15% of our revenue for the third quarter of 2017) was earned on the portfolios serviced by Ocwen, when a party other than Ocwen or NRZ selected Altisource as the service provider.”

Further, Management’s Discussion and Analysis, Overview, Factors Affecting Comparability (page 34) provides additional information regarding changes in the size of Ocwen’s portfolio and number of delinquent loans by comparing the average number of loans and the average number of delinquent non-GSE loans serviced by Ocwen for the periods reported compared to the prior periods, as follows:

•
“The average number of loans serviced by Ocwen on REALServicing (including those MSRs owned by NRZ and subserviced by Ocwen) was 1.3 million for the nine months ended September 30, 2017 compared to 1.5 million for the nine months ended September 30, 2016, a decrease of 13% (1.2 million for the third quarter of 2017 and 1.4 million for the third quarter of 2016, a decrease of 12%). The average number of delinquent non-GSE loans serviced by Ocwen on REALServicing was 182 thousand for the nine months ended September 30, 2017 compared to 224 thousand for the nine months ended September 30, 2016, a decrease of 19% (178 thousand for the third quarter of 2017 and 211 thousand for the third quarter of 2016, a decrease of 16%). The number of loans transferred by Ocwen to NRZ and serviced by NRZ was 0.1 million for the nine months ended September 30, 2017 and the third quarter of 2017.”

To the extent relevant to the analysis of our financial performance in any future period, we will change the reference to the “normal runoff of Ocwen’s portfolio,” to the following in future filings:

“the reduction in the size of Ocwen’s portfolio and number of delinquent loans resulting from loan repayments, loan modifications, short sales, REO sales and other forms of resolution”

To describe the revenue decline with respect to any impact on our operating results, to the extent that the Mortgage Market is our largest segment and to the extent Ocwen continues to be our largest customer within that segment, we will add the following disclosure in future filings (bracketed language will be included if also true at the time of filing):

“Because the Mortgage Market is our largest [and highest margin] segment and Ocwen is our largest customer in this segment, declines in service revenue from Ocwen and the changes in mix of revenue from Ocwen have had a negative impact on our operating income.”

Mr. Larry Spirgel
December 15, 2017

Form 10-Q for Quarterly Period Ended September 30, 2017
Management’s Discussion and Analysis
Legal Proceedings
Regulatory Matters, page 51

2.
We note that the Consumer Financial Protection Bureau (CFPB) is considering a potential enforcement action against Altisource. You disclose that the alleged violation “primarily concerns certain technology services provided to Ocwen.” Enhance your disclosure to include a description of the factual basis alleged by the CFPB that underlies the potential enforcement action. Refer to Item 103 of Regulation S-K.

Response:

To the extent this matter is disclosed in future filings, we will enhance our disclosure to read as follows (added or revised language underlined):

“As previously disclosed, Altisource received a Notice and Opportunity to Respond and Advise (“NORA”) letter on November 10, 2016 from the CFPB indicating that the CFPB is considering a potential enforcement action against Altisource relating to an alleged violation of federal law focused on REALServicing and certain other technology services provided to Ocwen, including claims related to the features, functioning and support of such technology.”

Form 10-Q for Quarterly Period Ended September 30, 2017
PART II – OTHER INFORMATION
Risk Factors, page 51

3.	Enhance your risk factor disclosure to address the specific events that could result in the Brokerage Agreement being terminated early.

Response:

To the extent this risk factor appears in future filings, we will enhance our risk disclosure to read as follows (added or revised language underlined):

“We have entered into a Brokerage Agreement with NRZ’s licensed brokerage subsidiary, and into a related letter agreement with NRZ, to provide real estate brokerage services on the Ocwen Transferred Portfolio and with respect to approximately $6 billion of non-Ocwen serviced non-GSE portfolios. The Brokerage Agreement and the letter agreement are effective through August 31, 2025 but may be terminated early by us if we are not able to enter into a Services Agreement with NRZ, or by NRZ upon the occurrence of certain specified events, some of which are not subject to a cure period. Termination events, include, but are not limited to, a breach of the terms of the Brokerage Agreement (including, without limitation, the failure to meet performance standards and non-compliance with law), the failure to maintain licenses which failure materially prevents performance of the contract, regulatory allegations of non-compliance, voluntary or involuntary bankruptcy, appointment of a receiver, disclosure in a Form 10-K or Form 10-Q that there is significant uncertainty about Altisource’s ability to continue as a going concern, failure to maintain a specified level of cash and an unapproved change of control. If any one of these termination

Mr. Larry Spirgel
December 15, 2017

events occurs and the Brokerage Agreement is terminated, this could have a material adverse impact on our future revenue and results of operations.”

If you have any questions regarding the above responses, please contact Michelle D. Esterman, Executive Vice President, Finance and Principal Accounting Officer at (877) 839-7117, extension 247950, or our legal counsel, Elizabeth Noe at Paul Hastings LLP at (404) 815-2287.

Sincerely,

/s/ William B. Shepro
William B. Shepro
Chief Executive Officer